Largo Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Expressed in thousands / 000's of U.S. dollars)

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Condensed Interim Consolidated Statements of Financial Position

		As at
		September 30,	December 31,
	Notes	2021	2020
Assets
Current Assets
Cash		$87,567	$79,145
Restricted cash		448	-
Amounts receivable	4	22,790	19,097
Inventory	5	45,317	35,337
Prepaid expenses		6,413	3,718
Total Current Assets		162,535	137,297
Non-current Assets
Deferred income tax	14(b)	1,822	7,178
Other intangible assets	6	4,039	4,366
Mine properties, plant and equipment	7	147,181	148,965
Total Non-current Assets		153,042	160,509
Total Assets		$315,577	$297,806

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	9	$20,092	$15,968
Deferred revenue		3,887	3,223
Current portion of lease liability	8	558	-
Current portion of provisions		1,288	368
Debt	10	15,000	24,788
Total Current Liabilities		40,825	44,347
Non-current Liabilities
Lease liability	8	2,111	-
Provisions		4,800	6,295
Total Non-current Liabilities		6,911	6,295
Total Liabilities		47,736	50,642

Equity
Issued capital	11	415,978	406,214
Equity reserves	12	16,665	21,291
Accumulated other comprehensive loss		(114,686)	(108,438)
Deficit		(50,116)	(71,903)
Total Equity		267,841	247,164
Total Liabilities and Equity		$315,577	$297,806

Commitments and contingencies	7, 17
Subsequent events	21

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	1

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Three Months ended		Nine Months ended
		September 30,		September 30,
	Notes	2021	2020	2021	2020
Revenues	19	$53,861	$27,474	$147,954	$77,733
Other gains (losses)		-	-	-	1,636
		53,861	27,474	147,954	79,369

Expenses
Operating costs	20	(32,126)	(20,977)	(95,264)	(56,786)
Professional, consulting and management		(4,889)	(2,094)	(12,942)	(5,026)
fees		(826)	557	531	(11,636)
Foreign exchange (loss) gain		(989)	(643)	(4,260)	(2,302)
Other general and administrative expenses		(578)	(409)	(1,982)	(1,188)
Share-based payments	12	(344)	(368)	(767)	(970)
Finance costs	20	102	126	266	1,082
Interest income		(742)	(314)	(1,440)	(843)
Exploration and evaluation costs		(40,392)	(24,122)	(115,858)	(77,669)
Net income before tax		$13,469	$3,352	$32,096	$1,700
Income tax expense	14(a)	(2,569)	(421)	(5,028)	(421)
Deferred income tax expense	14(a)	(1,707)	(382)	(5,286)	(1,399)
Net income (loss)		$9,193	$2,549	$21,782	$(120)

Other comprehensive income (loss)
Items that subsequently will be reclassified to operations:
Unrealized loss on foreign currency translation		(12,467)	(4,036)	(6,248)	(52,049)
Comprehensive income (loss)		$(3,274)	$(1,487)	$15,534	$(52,169)
Basic earnings (loss) per Common Share	13	$0.14	$0.05	$0.34	$-
Diluted earnings (loss) per Common Share	13	$0.14	$0.04	$0.34	$-
Weighted Average Number of Shares
Outstanding (in 000's)
- Basic	13	64,682	56,378	63,819	56,255
- Diluted	13	65,724	63,080	64,919	56,255

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	2

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares

Condensed Interim Consolidated Statements of Changes in Equity

		Issued	Equity	Accumulated Other		Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	Equity
Balance at December 31, 2019	55,453	$396,026	$21,448	$(66,501)	$(78,870)	$272,103
Grant of stock options and restricted share units	-	-	885	-	-	885
Share-based payments	-	-	303	-	-	303
Exercise of warrants	824	1,648	(351)	-	-	1,297
Exercise of stock options	81	626	(209)	-	-	417
Exercise of restricted share units	20	465	(465)	-	-	-
Expiry of warrants	-	-	(159)	-	159	-
Expiry of stock options	-	-	(47)	-	47	-
Currency translation adjustment	-	-	-	(52,049)	-	(52,049)
Net loss for the period	-	-	-	-	(120)	(120)
Balance at September 30, 2020	56,378	398,765	21,405	(118,550)	(78,784)	222,836
Grant of stock options and restricted share units	-	-	295	-	-	295
Share-based payments	-	-	155	-	-	155
Exercise of warrants	2,129	4,488	(1,969)	-	-	2,519
Exercise of stock options	-	-	-	-	-	-
Exercise of restricted share units	20	718	(718)	-	-	-
Purchase consideration (note 6)	252	2,243	2,123	-	-	4,366
Currency translation adjustment	-	-	-	10,112	-	10,112
Net income for the period	-	-	-	-	6,881	6,881
Balance at December 31, 2020	58,779	406,214	21,291	(108,438)	(71,903)	247,164
Grant of stock options and restricted share units	-	-	1,216	-	-	1,216
Share-based payments	-	-	766	-	-	766
Exercise of warrants	5,723	7,982	(5,344)	-	-	2,638
Exercise of stock options	156	944	(421)	-	-	523
Exercise of restricted share units	68	838	(838)	-	-	-
Expiry of warrants	-	-	(5)	-	5	-
Currency translation adjustment	-	-	-	(6,248)	-	(6,248)
Net income for the period	-	-	-	-	21,782	21,782
Balance at September 30, 2021	64,726	$415,978	$16,665	$(114,686)	$(50,116)	$267,841

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	3

 --The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Condensed Interim Consolidated Statements of Cash Flows

		Three Months ended		Nine Months ended
		September 30,		September 30,
	Notes	2021	2020	2021	2020
Operating Activities
Net income (loss) for the period		$9,193	$2,549	$21,782	$(120)
Adjustment for Non-cash Items
Other (gains) losses		-	-	-	(1,636)
Depreciation		5,084	3,272	16,343	11,771
Share-based payments	12	578	409	1,982	1,188
Unrealized foreign exchange loss (gain)		2,247	(2,196)	523	(8,126)
Finance costs	20	344	368	767	970
Interest income		(102)	(126)	(266)	(1,082)
Income tax expense	14(a)	2,569	421	5,028	421
Deferred income tax expense	14(a)	1,707	382	5,286	1,399
Income tax paid		(1,306)	(259)	(2,185)	(259)
Cash Provided Before Working Capital
Items		20,314	4,820	49,260	4,526
Change in amounts receivable		1,839	(4,548)	(4,235)	(10,006)
Change in inventory		(5,472)	(3,794)	(9,711)	(17,782)
Change in vanadium products		-	-	-	5,036
Change in prepaid expenses		(1,318)	(1,556)	(2,799)	(2,444)
Change in accounts payable and accrued
liabilities		1,772	(1,180)	3,171	(52,251)
Change in deferred revenue		(1,623)	6,640	664	8,672
Net Cash Provided by (Used in) Operating Activities		15,512	382	36,350	(64,249)
Financing Activities
Receipt of debt	10	-	-	15,000	24,788
Repayment of debt	10	-	-	(24,788)	-
Interest received		102	126	266	1,065
Finance lease payments	8	(91)	-	(91)	-
Change in restricted cash		(302)	-	(448)	76
Issuance of common shares	12	369	-	3,161	1,714
Net Cash Provided by (Used in) Financing Activities		78	126	(6,900)	27,643
Investing Activities
Mine properties, plant and equipment		(6,145)	(4,435)	(20,414)	(13,036)
Net Cash Used in Investing Activities		(6,145)	(4,435)	(20,414)	(13,036)
Effect of foreign exchange on cash		(2,547)	607	(614)	(2,962)
Net Change in Cash		6,898	(3,320)	8,422	(52,604)
Cash position - beginning of the period		80,669	78,215	79,145	127,499
Cash Position - end of the period		$87,567	$74,895	$87,567	$74,895

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	4

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations

Largo Inc. (formerly Largo Resources Ltd.) ("the Company") is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its vanadium redox flow battery technology. The Company is in the process of vertically integrating its vanadium production operations with its vanadium redox flow battery technology. While the Company's Maracás Menchen Mine has reached commercial production, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

Subsequent to September 30, 2021, on November 8, 2021, the Company changed its legal name from Largo Resources Ltd. to Largo Inc.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 55 University Avenue, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on November 9, 2021.

3) Basis of preparation, significant accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2020 and should be read in conjunction with those statements.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 4(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2020. There have been no significant changes to the areas of estimation and judgment during the three and nine months ended September 30, 2021.

COVID-19

The Company is conscious of the rapid expansion of the COVID-19 pandemic and the evolving global implications. To date, there have been no significant disruptions to the Company's operations, supply chain or on its shipment of products from the Maracás Menchen Mine. However, the Company cautions that the potential future impact of any restrictions on the Company's operations, supply chain, sales efforts and logistics is currently unknown but could be significant.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	5

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

b) Significant accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2020.

4) Amounts receivable

	September 30,	December 31,
	2021	2020
Trade receivables	$18,924	$13,749
Current taxes recoverable - Brazil	3,717	5,214
Current taxes recoverable - Other	121	92
Other receivables	28	42
Total	$22,790	$19,097

5) Inventory

	September 30,	December 31,
	2021	2020
Finished products	$31,979	$25,087
Work-in-process	482	775
Stockpiles	3,029	997
Warehouse materials	9,827	8,478
Total	$45,317	$35,337

During the three and nine months ended September 30, 2021, the Company recognized a net realizable value write-down of $nil and $2 for finished products (three and nine months ended September 30, 2020 - $nil and $317) and $nil and $nil for warehouse materials (three and nine months ended September 30, 2020 - $2 and $127). At September 30, 2021, the net realizable value write-down was $2 for finished products and $nil for warehouse materials (note 20) (December 31, 2020 - $3 and $174). As inventory is sold, previously recorded net realizable value write-downs are reclassified from inventory write-down to direct mine and mill costs or product acquisition costs as appropriate (note 20).

6) Other intangible assets

During the year ended December 31, 2020, the Company acquired certain patent families (the "intellectual property") out of an assignment for the benefit of creditors under Massachusetts, U.S.A., law. The acquisition was completed through an asset purchase agreement, with the Company issuing 252 common shares and 362 common share purchase warrants as consideration. The transaction closed on December 7, 2020, with the common shares valued at $2,243 (note 11) and the common share purchase warrants valued at $2,123 ( note 12) for a total consideration of $4,366.

At September 30, 2021, the remaining estimated useful life is 9.25 years (December 31, 2020 - 10 years).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	6

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Intellectual
	Property	Total
Cost
Balance at December 31, 2019	$-	$-
Additions	4,366	4,366
Balance at December 31, 2020	$4,366	$4,366
Additions	-	-
Balance at September 30, 2021	$4,366	$4,366
Accumulated Depreciation
Balance at December 31, 2019	$-	$-
Depreciation	-	-
Balance at December 31, 2020	$-	$-
Depreciation	327	327
Balance at September 30, 2021	$327	$327
Net Book Value
At December 31, 2020	$4,366	$4,366
At September 30, 2021	$4,039	$4,039

7) Mine properties, plant and equipment

At September 30, 2021 and December 31, 2020, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, Anglo Pacific Plc receives a 2% NSR in the Maracás Menchen Mine.

The net book value of the Company's mine properties, plant and equipment at September 30, 2021 by geographic location is: Brazil − $126,290 (December 31, 2020 − $131,240); Canada − $17,652 (December 31, 2020 − $17,725) and U.S. − $3,239 (December 31, 2020 − $nil).

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Cost
Balance at December 31, 2019	$980	$336	$100,860	$185,861	$9,096	$297,133
Additions	115	-	9,049	2,421	8,174	19,759
Reclassifications	-	-	-	8,323	(8,323)	-
Effects of changes in foreign exchange rates	(176)	(75)	(18,465)	(42,862)	(639)	(62,217)
Balance at December 31, 2020	$919	$261	$91,444	$153,743	$8,308	$254,675
Additions	1,539	-	6,003	4,674	8,720	20,936
Reclassifications	-	-	-	14,862	(14,862)	-
Effects of changes in foreign exchange rates	(31)	(12)	(3,098)	(7,423)	83	(10,481)
Balance at September 30, 2021	$2,427	$249	$94,349	$165,856	$2,249	$265,130

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	7

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Accumulated Depreciation
Balance at December 31, 2019	$523	$336	$25,728	$80,052	$-	$106,639
Depreciation	89	-	5,939	16,136	-	22,164
Effects of changes in foreign exchange rates	(89)	(75)	(4,727)	(18,202)	-	(23,093)
Balance at December 31, 2020	$523	$261	$26,940	$77,986	$-	$105,710
Depreciation	91	-	5,627	11,214	-	16,932
Effects of changes in foreign exchange rates	(18)	(12)	(977)	(3,686)	-	(4,693)
Balance at September 30, 2021	$596	$249	$31,590	$85,514	$-	$117,949
Net Book Value
At December 31, 2020	$396	$-	$64,504	$75,757	$8,308	$148,965
At September 30, 2021	$1,831	$-	$62,759	$80,342	$2,249	$147,181

Buildings, plant and equipment includes a right-of-use asset as disclosed in note 8.

8) Leases

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Recognized in the condensed interim consolidated statements of income (loss) and comprehensive income (loss):

Interest on lease liabilities (note 20)	$20	$-	$40	$-
Variable lease payments not included
in the measurement of lease liabilities	$3,439	$-	$5,375	$-
Expenses relating to short-term leases	$101	$3,364	$4,510	$9,381

Recognized in the condensed interim consolidated statements of cash flows:
Total cash outflow for leases	$4,263	$3,135	$10,150	$8,732

During the nine months ended September 30, 2021, the Company entered into an agreement with a new mining contractor. This contract, which began on May 1, 2021 and runs until April 30, 2025, was assessed to contain a lease in accordance with IFRS 16, Leases. The contractual payments are variable in that they are directly linked to operational volumes and distances. Accordingly, these payments were excluded from the measurement of the lease liability and the right-of-use asset, with no resulting lease liability or right-of-use asset. The variable lease payments are recognized in operating costs (note 20) in the condensed interim consolidated statements of income (loss) and comprehensive income (loss).

At September 30, 2021, the Company had one right-of-use asset and liability (December 31, 2020 − no right-of- use assets or liabilities).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	8

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Right-of-use assets

Mine properties, plant and equipment (note 7) includes a leased building recognized as a right-of-use asset.

	Buildings	Total
Cost
Balance at December 31, 2020	$-	$-
Additions	2,723	2,723
Balance at September 30, 2021	$2,723	$2,723
Accumulated Depreciation
Balance at December 31, 2020	$-	$-
Depreciation	256	256
Balance at September 30, 2021	$256	$256
Net Book Value
At December 31, 2020	$-	$-
At September 30, 2021	$2,467	$2,467

Lease liabilities

September 30,
2021
Maturity analysis - contractual undiscounted cash flows:
Less than one year	$558
One to five years	2,309
Total undiscounted lease liabilities	$2,867
Lease liabilities included in the condensed interim consolidated statements of financial position:
Current	$558
Non-current	$2,111

9) Accounts payable and accrued liabilities

	September 30,	December 31,
	2021	2020
Accounts payable	10,763	12,289
Accrued liabilities	4,027	2,572
Accrued financial costs	106	806
Other taxes	5,196	301
Total	$20,092	$15,968

10) Debt

	September 30,	December 31,
	2021	2020
Total debt	$15,000	$24,788

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	9

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

		Cash flows		Non-cash
				Foreign
	December 31,			exchange	September 30,
	2020	Proceeds	Repayment	movement	2021
Total debt	$24,788	$15,000	$(24,788)	$-	$15,000
Total liabilities from financing activities	$24,788	$15,000	$(24,788)	$-	$15,000

		Cash flows		Non-cash
				Foreign
		December 31,		exchange	December 31,
		2019	Proceeds	movement	2020
Total debt		$-	$24,788	$-	$24,788
Total liabilities from financing activities		$-	$24,788	$-	$24,788

Credit facilities

On March 18, 2020, the Company secured a $13,000 credit facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$65,980 ($13,000) were received on March 20, 2020. On March 24, 2020 the Company secured a $11,788 credit facility with a second bank in Brazil. This facility was fully drawn down and proceeds of R$60,000 ($11,788) were received on March 24, 2020.

Between January 29, 2021 and February 3, 2021, the Company completed the settlement of these outstanding credit facilities through the repayment in full of the outstanding principal amounts of $13,000 and $11,788.

On May 6, 2021, the Company secured a $15,000 working capital facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$78,915 ($15,000) were received. This facility is due to be repaid as a lump sum payment in one year, together with accrued interest at a rate of 1.78% per annum.

11) Issued capital

a) Authorized

Unlimited common shares without par value.

b) Issued

	Nine months ended		Year ended
	September 30, 2021		December 31, 2020
	Number of	Stated	Number of	Stated
	Shares	Value	Shares	Value
Balance, beginning of the period	58,779	$406,214	55,453	$396,026
Exercise of warrants (note 12)	5,723	7,982	2,953	6,136
Exercise of stock options (note 12)	156	944	81	626
Exercise of restricted share units (note 12)	68	838	40	1,183
Purchase consideration (note 6)	-	-	252	2,243
Balance, end of the period	64,726	$415,978	58,779	$406,214

On March 4, 2021, the Company completed the consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every 10 pre-consolidation common shares. Any quantity relating to common shares, RSUs, stock options and warrants or any per unit price such as exercise prices disclosed throughout the unaudited condensed interim consolidated financial statements have been retrospectively adjusted for the share consolidation, including the weighted average number of shares outstanding and the basic and diluted earnings (loss) per share for the periods presented.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	10

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

12) Equity reserves

Under the Company's incentive share compensation plan, the Company has issued options and restricted share units ("RSUs") approximating 1.71% of its issued and outstanding capital at September 30, 2021.

	RSUs		Options				Warrants
					Weighted				Weighted
					average				average
					exercise				exercise		Total
	Number	Value	Number		price	Value	Number		price	Value	value
December 31, 2019	81	$1,617	315	C$	9.56	$2,720	10,810	C$	4.24	$17,111	$21,448
Share-based payments	-	458	-		-	-	-		-	-	458
Granted	191	441	383		6.70	774	362		13.00	2,123	3,338
Exercised	(40)	(1,183)	(81)		(7.00)	(209)	(2,679)		(3.33)	(2,320)	(3,712)
Expired	-	-	(20)		(4.55)	(47)	(127)		(6.50)	(159)	(206)
Forfeited	(6)	(4)	(9)		(6.70)	(31)	-		-	-	(35)
December 31, 2020	226	$1,329	588	C$	8.27	$3,207	8,366	C$	4.88	$16,755	$21,291
Share-based payments	-	469	-		-	318	-		-	-	787
Granted	76	329	467		15.59	887	-		-	-	1,216
Exercised	(81)	(838)	(164)		(4.68)	(421)	(6,527)		(2.90)	(5,344)	(6,603)
Expired	-	-	-		-	-	(7)		(2.90)	(5)	(5)
Forfeited	(3)	(13)	(2)		(6.70)	(8)	-		-	-	(21)
September 30, 2021	218	$1,276	889	C$	12.78	$3,983	1,832	C$	11.78	$11,406	$16,665

During the three and nine months ended September 30, 2021, the Company recognized a share-based payment expense related to the grant and vesting of stock options and RSUs of $578 and $1,982 (three and nine months ended September 30, 2020 - $409 and $1,188) for stock options and RSUs granted to the Company's directors, officers, employees and consultants. The total share-based payment expense was charged to operations.

During the nine months ended September 30, 2021, 5,723 warrants were exercised resulting in proceeds to the Company of $2,638, with 804 warrants surrendered as part of cashless exercises. In addition, 156 stock options were exercised resulting in proceeds to the Company of $523, with 8 stock options surrendered as part of cashless exercises.

During the year ended December 31, 2020, 2,400 warrants were exercised resulting in proceeds to the Company of $3,816, with a further 279 warrants surrendered as part of cashless exercises. 553 shares were issued in connection with a warrant exercise in 2019. In addition, 81 stock options were exercised resulting in proceeds to the Company of $417.

The Company applies the fair value method of accounting for share-based payment awards. The Company estimated the expected volatility using historical volatilities from the Company's traded common shares when estimating the fair value of stock options granted, as it believes that this methodology best reflects the expected future volatility of its stock.

a) RSUs

During the nine months ended September 30, 2021, the Company granted 76 RSUs in two separate grants to officers and employees of the Company and three RSUs were forfeited. These RSUs vest over time, with one- third of the first grant vesting during each of the three month periods ending March 31, 2022, March 31, 2023 and March 31, 2024, and one-third of the second grant vesting during each of the three month periods ending June 30, 2022, June 30, 2023 and June 30, 2024. The value of the vested RSUs includes the Company's expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	11

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

During the year ended December 31, 2020, the Company granted 191 RSUs to officers and employees of the Company and six RSUs were forfeited. These RSUs vest over time, with one-third of a grant of 180 RSUs vesting during each of the three month periods ending March 31, 2021, March 31, 2022 and March 31, 2023, and one-third of a grant of 11 RSUs vesting during each of the three month periods ending September 30, 2021, September 30, 2022 and September 30, 2023. The value of the vested RSUs includes the Company's expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

b) Stock options

			Weighted		Weighted		Weighted
			average		average		average
	No.	No.	remaining		exercise		grant date
Range of prices	outstanding	exercisable	life (years)		price		share price
C$ 6.70 - 10.00	362	164	3.5	C$	6.70	C$	6.70
10.01 - 15.00	300	-	1.3		13.87		13.87
15.01 - 20.00	166	52	4.6		18.69		18.69
20.01 - 25.00	29	29	1.9		24.00		24.00
30.01 - 30.40	32	32	2.3		30.40		30.40
	889	277		C$	12.78

During the nine months ended September 30, 2021, the Company granted 467 (year ended December 31, 2020 - 383) stock options in three separate grants to its directors, officers, employees and consultants with a weighted average exercise price of C$15.59. The options vest over time, with one-third of the first grant vesting during each of the three month periods ending March 31, 2022, March 31, 2023 and March 31, 2024. For the second grant, 52 stock options vested immediately and the remainder vest over time, with one-third vesting during each of the three month periods ending June 30, 2022, June 30, 2023 and June 30, 2024. For the third grant, the options vest upon the achievement of certain conditions, with the first 50% expected to vest by January 31, 2022 and the second 50% by May 31, 2022.

The estimated weighted average grant date fair value of the stock options in the first grant was C$11.92 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 0.92%, expected life in years - 5, expected volatility - 83.7%, expected dividends - 0% and expected forfeiture rate - 0%. The estimated weighted average grant date fair value of the stock options in the second grant was C$12.58 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 0.95%, expected life in years - 5, expected volatility - 81.1%, expected dividends - 0% and expected forfeiture rate - 0%. The estimated weighted average grant date fair value of the stock options in the third grant was C$4.81 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 0.50%, expected life in years - 1.35, expected volatility - 76.8%, expected dividends - 0% and expected forfeiture rate - 0%.

During the year ended December 31, 2020, the Company granted 383 stock options to its directors, officers, employees and consultants with a weighted average exercise price of C$6.70. 75 of the stock options vested immediately and are exercisable for a period of 5 years from the date of grant. The remainder vest over time, with one-third vesting during each of the three month periods ending March 31, 2021, March 31, 2022 and March 31, 2023. The estimated weighted average grant date fair value of the stock options was C$4.80 per stock option, as determined using the Black-Scholes valuation model and the following assumptions:

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	12

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

risk free interest rate - 0.74%, expected life in years - 5, expected volatility - 93.7%, expected dividends - 0% and expected forfeiture rate - 0%.

The remaining weighted average contractual life of options outstanding at September 30, 2021 was 2.9 years (December 31, 2020 - 3.2 years).

c) Warrants and broker warrants

							Expected	Risk-free
No.	No.	Grant	Expiry	Exercise	Expected	Expected	dividend	Interest
outstanding	exercisable	Date	Date	price	volatility	life (years)	yield	rate
349	349	12/01/17	12/01/22	C$11.50	93%	5.00	0%	2%
1,142	1,142	12/13/17	12/13/22	C$11.50	93%	5.00	0%	2%
341	341	12/07/20	12/08/25	C$13.00	88%	5.00	0%	0%
1,832	1,832			C$11.78

13) Earnings (loss) per share

The weighted average number of basic and diluted shares outstanding for all periods presented in the condensed interim consolidated statements of income (loss) and comprehensive income (loss) have been adjusted in order to reflect the effect of the share consolidation that was completed on March 4, 2021.

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 227 and 130 for the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - 1,562 and 11,228).

14) Taxes

a) Tax expense

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Income tax expense	$(2,569)	$(421)	$(5,028)	$(421)
Deferred income tax expense	(1,707)	(382)	(5,286)	(1,399)
Total	$(4,276)	$(803)	$(10,314)	$(1,820)

b) Changes in deferred tax assets and liabilities

	Nine months ended	Year ended
	September 30, 2021	December 31, 2020
Net deferred income tax asset, beginning of the period	$7,178	$10,571
Deferred income tax expense	(5,286)	(823)
Effect of foreign exchange	(70)	(2,570)
Net deferred income tax asset, end of the period	$1,822	$7,178

15) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	13

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

During the three and nine months ended September 30, 2021, nil and 4,650 shares were issued to funds managed by Arias Resource Capital Management LP (the "ARC Funds") in connection with the exercise of warrants (note 12).

The remuneration of directors and other members of key management personnel during the period was as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Short-term benefits	$716	$321	$2,890	$1,756
Share-based payments	396	359	1,569	988
Total	$1,112	$680	$4,459	$2,744

Refer to note 17 for additional commitments with management.

16) Segmented disclosure

The Company has five operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") and Largo Clean Energy. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure.

The Company recognized revenues from customers of $53,861 and $147,954 in the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - $27,474 and $77,733). Of the total revenues from customers, $43,642 and $122,433 in the three and nine months ended September 30, 2021 is related to the Sales & trading segment (three and nine months ended September 30, 2020 - $24,232 and $26,679), $9,108 and $22,852 in the three and nine months ended September 30, 2021 is related to the Mine properties segment (three and nine months ended September 30, 2020 - $3,242 and $51,054) and $1,111 and $2,669 is related to the Corporate segment (three and nine months ended September 30, 2020 - $nil and $nil) (after the elimination of inter-segment transactions). In the three and nine months ended September 30, 2021, the Company's revenues are from transactions with multiple customers, including three customers in the Sales & trading segment who each represented more than 10% (and less than 15%) of revenues during that period. In the three and nine months ended September 30, 2020, predominantly all of the Company's revenues are from transactions with a single customer.

In the three and nine months ended September 30, 2021, $28,627 and $76,836 of the Company's revenues were from sales of V2O5 (of which $nil and $455 were from the sale of purchased products), with $25,234 and $71,118 of the Company's revenues from the sales of FeV (of which $2,613 and $7,210 were from the sales of purchased products). In the three and nine months ended September 30, 2020, $21,892 and $29,789 of the Company's revenues were from sales of V2O5 (of which $2,939 and $2,939 were from the sale of purchased products), with $5,582 and $6,035 of the Company's revenues from the sales of FeV (of which $3,243 and $3,696 were from the sales of purchased products).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	14

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

					Largo	Inter-
	Sales &	Mine		E&E	Clean	segment
	trading	properties	Corporate	properties	Energy	transactions	Total
Three months ended
September 30, 2021
Revenues	$43,898	$52,644	$46,042	$-	$-	$(88,723)	$53,861
Operating costs	(40,245)	(30,356)	(44,311)	-	-	82,786	(32,126)
Professional, consulting and management fees	(360)	(1,007)	(1,745)	(1)	(1,776)	-	(4,889)
Foreign exchange loss	(55)	(415)	(350)	-	(6)	-	(826)
Other general and administrative expenses	(109)	(236)	(273)	(3)	(368)	-	(989)
Share-based payments	-	-	(578)	-	-	-	(578)
Finance costs	(8)	(312)	(4)	-	(20)	-	(344)
Interest income	-	70	32	-	-	-	102
Exploration and evaluation costs	-	(733)	-	(9)	-	-	(742)
	(40,777)	(32,989)	(47,229)	(13)	(2,170)	82,786	(40,392)
Net income (loss) before tax	3,121	19,655	(1,187)	(13)	(2,170)	(5,937)	13,469
Income tax expense	(158)	(2,411)	-	-	-	-	(2,569)
Deferred income tax expense	-	(1,405)	(302)	-	-	-	(1,707)
Net income (loss)	$2,963	$15,839	$(1,489)	$(13)	$(2,170)	$(5,937)	$9,193
At September 30, 2021
Total non-current assets	$8	$126,619	$18,062	$-	$8,353	$-	$153,042
Total assets	$61,219	$206,435	$106,000	$2	$14,877	$(72,956)	$315,577
Total liabilities	$40,885	$36,330	$24,633	$-	$4,558	$(58,670)	$47,736

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	15

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

					Largo	Inter-
	Sales &	Mine		E&E	Clean	segment
	trading	properties	Corporate	properties	Energy	transactions	Total
Three months ended
September 30, 2020
Revenues	$24,232	$35,965	$33,710	$-	$-	$(66,433)	$27,474
Other gains (losses)	-	-	-	-	-	-	-
	24,232	35,965	33,710	-	-	(66,433)	27,474
Operating costs	(25,267)	(28,555)	(32,723)	-	-	65,568	(20,977)
Professional, consulting and management fees	(282)	(853)	(959)	-	-	-	(2,094)
Foreign exchange gain	12	247	298	-	-	-	557
Other general and administrative expenses	(58)	(390)	(195)	-	-	-	(643)
Share-based payments	-	-	(409)	-	-	-	(409)
Finance costs	(3)	(364)	(1)	-	-	-	(368)
Interest income	-	81	45	-	-	-	126
Exploration and evaluation costs	-	(312)	-	(2)	-	-	(314)
	(25,598)	(30,146)	(33,944)	(2)	-	65,568	(24,122)
Net income (loss) before tax	(1,366)	5,819	(234)	(2)	-	(865)	3,352
Income tax expense	-	(421)	-	-	-	-	(421)
Deferred income tax
expense	-	(382)	-	-	-	-	(382)
Net income (loss)	$(1,366)	$5,016	$(234)	$(2)	$-	$(865)	$2,549
At December 31, 2020
Total non-current assets	$9	$136,082	$20,052	$-	$4,366	$-	$160,509
Total assets	$49,010	$213,619	$106,779	$25	$4,871	$(76,498)	$297,806
Total liabilities	$41,968	$45,320	$34,352	$-	$-	$(70,998)	$50,642

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	16

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

					Largo	Inter-
	Sales &	Mine		E&E	Clean	segment
	trading	properties	Corporate	properties	Energy	transactions	Total
Nine months ended
September 30, 2021
Revenues	$124,236	$122,590	$105,136	$-	$-	$(204,008)	$147,954

Operating costs	(108,391)	(81,075)	(101,021)	-	-	195,223	(95,264)
Professional, consulting and management fees	(1,119)	(2,986)	(5,090)	(1)	(3,746)	-	(12,942)
Foreign exchange (loss) gain	(119)	484	172	-	(6)	-	531
Other general and administrative expenses	(290)	(1,003)	(1,575)	(3)	(1,389)	-	(4,260)
Share-based payments	-	-	(1,982)	-	-	-	(1,982)
Finance costs	(24)	(691)	(9)	-	(43)	-	(767)
Interest income	-	169	97	-	-	-	266
Exploration and evaluation costs	-	(1,427)	-	(13)	-	-	(1,440)
	(109,943)	(86,529)	(109,408)	(17)	(5,184)	195,223	(115,858)
Net income (loss) before tax	14,293	36,061	(4,272)	(17)	(5,184)	(8,785)	32,096
Income tax expense	(994)	(4,034)	-	-	-	-	(5,028)
Deferred income tax expense	-	(4,443)	(843)	-	-	-	(5,286)
Net income (loss)	$13,299	$27,584	$(5,115)	$(17)	$(5,184)	$(8,785)	$21,782

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	17

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

					Largo	Inter-
	Sales &	Mine		E&E	Clean	segment
	trading	properties	Corporate	properties	Energy	transactions	Total
Nine months ended
September 30, 2020
Revenues	$26,679	$95,990	$46,107	$-	$-	$(91,043)	$77,733
Other gains (losses)	1,636	-	-	-	-	-	1,636
	28,315	95,990	46,107	-	-	(91,043)	79,369
Operating costs	(30,645)	(67,865)	(44,936)	-	-	86,660	(56,786)
Professional, consulting and management fees	(798)	(2,123)	(2,105)	-	-	-	(5,026)
Foreign exchange (loss) gain	17	(17,769)	6,116	-	-	-	(11,636)
Other general and
administrative expenses	(399)	(1,155)	(748)	-	-	-	(2,302)
Share-based payments	-	-	(1,188)	-	-	-	(1,188)
Finance costs	(10)	(955)	(5)	-	-	-	(970)
VRFB costs	-	-	-	-	-	-	-
Interest income	-	572	510	-	-	-	1,082
Exploration and evaluation costs	-	(781)	-	(62)	-	-	(843)
	(31,835)	(90,076)	(42,356)	(62)	-	86,660	(77,669)
Net income (loss) before tax	(3,520)	5,914	3,751	(62)	-	(4,383)	1,700
Income tax expense	-	(421)	-	-	-	-	(421)
Deferred income tax expense	-	(1,399)	-	-	-	-	(1,399)
Net income (loss)	$(3,520)	$4,094	$3,751	$(62)	$-	$(4,383)	$(120)

17) Commitments and contingencies

At September 30, 2021, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,548 and all payable within one year. These contracts also require that additional payments of up to approximately $3,822 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2008, Largo agreed to sell 100% of its vanadium production under an off-take agreement which, following the election by the Company, expired at the end of April 2020. The Company has entered into a number of contracts with third party customers to deliver monthly quantities of the Company's vanadium products. A significant proportion of the Company's monthly vanadium production in 2021 has been committed.

The Company's mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made payments to comply with such laws and regulations.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between December 31, 2021 and December 31, 2023. Minimum rental commitments remaining under the leases are approximately $387, including $214 due within one year. In addition, minimum rental commitments remaining under other short-term leases are approximately $6, all due within one year.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	18

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

At the Company's Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of September 30, 2021 of $12,176.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. At September 30, 2021 two such proceedings were ongoing, each in Brazil. The first relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The amount claimed totals R$9,900 ($1,820), with a counterclaim filed by Vanádio for R$10,700 ($1,967). A provision of R$1,281 ($236) has been recognized at September 30, 2021 for the probable loss (December 31, 2020 - R$1,281 ($247)). The second proceeding relates to a consulting agreement dispute for which R$3,900 ($717) (December 31, 2020 - R$3,900 ($750)) has been claimed against two of the Company's subsidiaries. No provision has been recognized for this proceeding. The Company and its subsidiaries are also party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2020 for such proceedings in an amount of R$3,538 ($681). At September 30, 2021, the provision recognized was R$3,163 ($581), of which R$3,002 ($552) was classified as current and settled in October 2021. The outcome of these proceedings remains dependent on the final judgment, which the Company does not expect to be delivered within the next 12 months. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations. Should any losses result from the resolution of these claims and disputes, they will be charged to operations in the period that they are determined.

18) Financial instruments

Financial assets and financial liabilities at September 30, 2021 and December 31, 2020 were as follows:

	September 30,	December 31,
	2021	2020
Cash	$87,567	$79,145
Restricted cash	448	-
Trade and other receivables	18,952	13,791
Accounts payable and accrued liabilities	20,092	15,968
Debt	15,000	24,788

Refer to the liquidity risk discussion below regarding liabilities and refer to note 8 for lease liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	19

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for cash, restricted cash, other trade receivables and amounts receivable, accounts payable and accrued liabilities and debt in the condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2020. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's credit risk is primarily attributable to cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $18,924, $8,125 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. These customers are AAA rated companies in Brazil. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At September 30, 2021, no amounts are past due and in the nine months ended September 30, 2021, the Company has not experienced any credit losses. At September 30, 2021, the loss allowance for trade receivables was determined to be $35 (December 31, 2020 - $51) and the movement is recognized as a component of finance costs (note 20). There have been no write offs of trade receivables.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at September 30, 2021 for its financial liabilities with agreed repayment periods. Refer to note 8 for lease liabilities.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 9)	$20,092	$-	$-	$-
Debt (note 10)	-	15,000	-	-
Total	$20,092	$15,000	$-	$-

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $87,567 (December 31, 2020 - $79,145).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	20

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At September 30, 2021, the Company had no debt that is subject to floating interest rates and does not have any exposure to floating interest rates.

Foreign currency risk

At September 30, 2021, the Company's outstanding debt is 100% denominated in U.S. dollars (December 31, 2020 - 100% U.S. dollar denominated).

The impact of fluctuations in foreign currency on cash balances and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At September 30, 2021 the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at September 30, 2021 by approximately $800. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $105.

Price risk

The Company does not have any financial instruments with significant exposure to price risk. Following the recognition of trade receivables on the recognition of revenue, there is no significant remeasurement related to price risk.

19) Revenues

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Vanadium sales from contracts with customers	$53,861	$27,734	$147,954	$78,754
Re-measurement of trade receivables / payables	-	(260)	-	(1,021)
Total	$53,861	$27,474	$147,954	$77,733

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	21

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

20) Expenses

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Operating costs:
Direct mine and production costs	$18,613	$11,354	$53,756	$31,028
Conversion costs	2,037	-	6,660	-
Product acquisition costs	2,479	3,877	8,656	7,180
Royalties	2,707	1,552	6,588	5,149
Distribution costs	1,331	928	3,839	1,240
Inventory write-down	-	2	2	444
Depreciation and amortization	4,825	3,264	15,713	11,745
Loss on iron ore sales	134	-	50	-
	$32,126	$20,977	$95,264	$56,786
Finance costs:
Interest expense	$297	$336	$636	$866
Interest on lease liabilities (note 8)	20	-	40	-
Accretion	38	32	107	104
Loss allowance for trade receivables	(11)	-	(16)	-
	$344	$368	$767	$970

21) Subsequent events

On November 8, 2021, the Company completed the change of its legal name from Largo Resources Ltd. to Largo Inc.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020	22